UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 11)*

PREFORMED LINE PRODUCTS COMPANY

(Name of Issuer)

Common Shares, $2 par value per share

(Title of Class of Securities)

740444 10 4

(CUSIP Number)

Caroline S. Vaccariello

Preformed Line Products Company

660 Beta Drive

Mayfield Village, OH 44143

(440) 461-5200

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

August 29, 2024

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAME OF REPORTING PERSON Third Restatement of Barbara P. Ruhlman Trust Agreement, dated November 20, 2008
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Ohio

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 0%
14	TYPE OF REPORTING PERSON (see instructions) OO

1	NAME OF REPORTING PERSON Irrevocable Trust Agreement between Barbara P. Ruhlman and Bernard L. Karr, dated July 29, 2008
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) PF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Ohio

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 0%
14	TYPE OF REPORTING PERSON (see instructions) OO

1	NAME OF REPORTING PERSON Katherine E. Wensink
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Ohio

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 0%
14	TYPE OF REPORTING PERSON (see instructions) IN

EXPLANATORY NOTE

This Amendment No. 11 to Schedule 13D (this “Amendment”) is filed jointly by the Third Restatement of Barbara P. Ruhlman Trust Agreement, dated November 20, 2008 (the “2008 Trust”), the Irrevocable Trust Agreement between Barbara P. Ruhlman and Bernard L. Karr, dated July 29, 2008 (the “2008 IDGT Trust”) and Katherine E. Wensink, who serves as trustee of the 2008 Trust and the 2008 IDGT Trust. The 2008 Trust, the 2008 IDGT Trust and Ms. Wensink are sometimes referred to individually as the “Reporting Person” and collectively as the “Reporting Persons.”

Barbara P. Ruhlman filed a Schedule 13G in November 2001 relating to the Common Shares, $2 par value per share (“Common Shares”), of Preformed Line Products Company (the “Company”). In March 2004, Barbara P. Ruhlman amended the Schedule 13G filing by filing a Schedule 13D, which has been further amended by Schedule 13D/A filings in February 2005, September 2006, December 2008, March 2013, October 2016, December 2016, January 2022, August 2022, and September 2022, including to add the 2008 IDGT Trust, the 2008 Trust and Ms. Wensink as joint filers of the Schedule 13D relating to Common Shares of the Company. All such previous Schedule 13G and Schedule 13D filings and amendments, together with this amendment, are collectively referred to herein as the “Schedule 13D.”

On August 29, 2024, 604,213 Common Shares held by the 2008 Trust were distributed to its beneficiaries, Robert G. Ruhlman and Randall M. Ruhlman. Also on August 29, 2024, 810,400 Common Shares held by the 2008 IDGT Trust were distributed to its beneficiaries, a trust for the benefit of Robert G. Ruhlman and his descendants and of which Robert G. Ruhlman is trustee, and a trust for the benefit of Randall M. Ruhlman and his descendants and of which Randall M. Ruhlman is trustee. This Amendment is being filed to report that the 2008 Trust and the 2008 IDGT Trust no longer hold any Common Shares and that the Reporting Persons are no longer beneficial owners of any Common Shares.

Item 4.	Purpose of Transaction.

Item 4 of the Schedule 13D is amended to add the following:

Pursuant to the terms of the 2008 Trust, the 2008 Trust distributed 604,213 Common Shares to its beneficiaries, Robert G. Ruhlman and Randall M. Ruhlman, for no consideration on August 29, 2024.

Pursuant to the terms of the 2008 IDGT Trust, the 2008 IDGT Trust distributed 810,400 Common Shares to its beneficiaries, a trust for the benefit of Robert G. Ruhlman and his descendants and of which Robert G. Ruhlman is trustee, and a trust for the benefit of Randall M. Ruhlman and his descendants and of which Randall M. Ruhlman is trustee, for no consideration on August 29, 2024.

Item 5.	Interest in Securities of the Issuer.

Item 5 of the Schedule 13D is amended and restated in its entirety as follows:

(a) - (b) As of August 29, 2024, the Reporting Persons are no longer beneficial owners of any Common Shares.

(c)

On August 29, 2024, the 2008 Trust distributed 604,213 Common Shares to its beneficiaries, Robert G. Ruhlman and Randall M. Ruhlman, for no consideration pursuant to the terms of the 2008 Trust. On August 29, 2024, the 2008 IDGT Trust distributed 810,400 Common Shares to its beneficiaries, a trust for the benefit of Robert G. Ruhlman and his descendants and of which Robert G. Ruhlman is trustee, and a trust for the benefit of Randall M. Ruhlman and his descendants and of which Randall M. Ruhlman is trustee, for no consideration pursuant to the terms of the 2008 IDGT Trust.

(d)	Not applicable.

(e)	On August 29, 2024, the 2008 Trust, the 2008 IDGT Trust and Ms. Wensink ceased to be the beneficial owners of Common Shares and are no longer Reporting Persons hereunder.

Each of Robert G. Ruhlman and Randall M. Ruhlman has filed his own Schedule 13D with the Securities and Exchange Commission with respect to his beneficial ownership of the Common Shares reported herein.

SIGNATURE

After reasonable inquiry and to the best of her knowledge and belief, the undersigned hereby certifies that the information set forth in this statement is true, complete and correct.

Dated: August 30, 2024

By:	/s/ Katherine Wensink
Katherine Wensink, as Trustee of the Third Restatement of Barbara P. Ruhlman Trust Agreement, dated November 20, 2008

By:	/s/ Katherine Wensink
Katherine Wensink, as Trustee of the Irrevocable Trust Agreement between Barbara P. Ruhlman and Bernard L. Karr, dated July 29, 2008

/s/ Katherine Wensink
Katherine Wensink